The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated June 18, 2015

PROSPECTUS Dated November 19, 2014	Pricing Supplement No. 368 to
PROSPECTUS SUPPLEMENT Dated November 19, 2014	Registration Statement No. 333-200365
Dated June , 2015
Rule 424(b)(2)

CAD

GLOBAL MEDIUM-TERM NOTES, SERIES H
Senior Notes

Performance Leveraged Upside SecuritiesSM (“PLUS”)

due June      , 2020

Based on the Value of the S&P/TSX 60 Index

Principal at Risk Securities

Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. The PLUS are denominated and payable in Canadian dollars. At maturity, if the S&P/TSX 60 Index, which we refer to as the index, has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the index. However, if the index has depreciated in value, investors will lose 1% for every 1% decline in the index value over the term of the PLUS. Under these circumstances, the payment at maturity will be less than the stated principal amount and could be zero. Accordingly, you may lose your entire investment. These long-dated PLUS are for investors who seek an equity index-based return in Canadian dollars and who are willing to risk their principal in exchange for the leverage feature. Investors may lose their entire initial investment in the PLUS. The PLUS are notes issued as part of Morgan Stanley’s Series H Global Medium-Term Notes program.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

•	The principal amount and issue price of each PLUS is CAD 1,000.
•	We will not pay interest on the PLUS.

•	At maturity, you will receive for each CAD 1,000 principal amount of PLUS that you hold a payment in Canadian dollars equal to:

º	if the final index value is greater than the initial index value, CAD 1,000 plus the leveraged upside payment; or

º	if the final index value is equal to or less than the initial index value, the product of CAD 1,000 and the index performance factor. Under these circumstances, the payment at maturity will be equal to or less than the stated principal amount of CAD 1,000 and could be zero.

•	The leveraged upside payment will be equal to the product of (i) CAD 1,000, (ii) the leverage factor and (iii) the index percent increase.

•	The leverage factor will be between 223% and 233%. The actual leverage factor will be determined on the day we price the PLUS for initial sale to the public, which we refer to as the pricing date.

•	The index percent increase will be equal to (i) the final index value minus the initial index value divided by (ii) the initial index value.

•	The index performance factor will be equal to the final index value divided by the initial index value.

•	The initial index value will equal the index closing value on the pricing date.

•	The final index value will equal the index closing value on June , 2020, which we refer to as the valuation date.

•	Investing in the PLUS is not equivalent to investing in the index or its component stocks.

•	The PLUS will not be listed on any securities exchange.

•	The estimated value of the PLUS on the pricing date is approximately CAD 960.80 per PLUS, or within CAD 20.00 of that estimate. See "Summary of Pricing Supplement" beginning on PS-3.

•	The CUSIP number is 61761JZX0 and the ISIN is US61761JZX08 for the PLUS.

You should read the more detailed description of the PLUS in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of PLUS.”

The PLUS are riskier than ordinary debt securities. See “Risk Factors” beginning on PS-8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE CAD 1,000 PER PLUS

	Price to public	Agent’s commissions and fees(1)	Proceeds to issue(3)
Per Security	CAD 1,000	CAD	CAD
Total	CAD	CAD	CAD
(1)	Morgan Stanley & Co. International plc (“MSIP”), the agent, may distribute the PLUS through Morgan Stanley & Co. LLC (“MS & Co.”, and MS & Co. may pay a fee equal to all or substantially all of the commissions to CAIS Capital LLC with respect to each PLUS for which CAIS Capital LLC acts as introducing broker. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page PS-24.

The PLUS may be distributed through MS & Co., which is our wholly-owned subsidiary. See “Description of Securities—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the PLUS, see the section of this pricing supplement called “Description of PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the PLUS:

The PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

PS-2

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the PLUS we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The PLUS offered are debt securities of Morgan Stanley. The PLUS are denominated and payable in Canadian dollars. The return on the PLUS at maturity, which may be less than your initial investment, is based on the value of the S&P/TSX 60 Index, which we refer to as the index. The PLUS are for investors who seek an equity index-based return in Canadian dollars and who are willing to risk their principal in exchange for the leverage feature. Investors may lose their entire initial investment in the PLUS. The PLUS do not guarantee the return of any principal at maturity, and all payments on the securities are subject to the credit risk of Morgan Stanley.

“Standard & Poor’s®,” “S&P®,” “S&P/TSX 60 Index” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley and its affiliates. “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Each PLUS costs CAD 1,000	We, Morgan Stanley, are offering PLUS due June , 2020 Based on the Value of the S&P/TSX 60 Index, which we refer to as the PLUS. The stated principal amount and original issue price of each PLUS is CAD 1,000.

The original issue price includes costs associated with issuing, selling, structuring and hedging the PLUS, which are borne by you, and, consequently, the estimated value of the PLUS on the pricing date will be less than CAD 1,000. We estimate that the value of each PLUS on the pricing date will be approximately CAD 960.80, or within CAD 20.00 of that estimate. Our estimate of the value of the PLUS as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the PLUS on the pricing date, we take into account that the PLUS comprise both a debt component and a performance-based component linked to the index. The estimated value of the PLUS is determined using our own pricing and valuation models, market inputs and assumptions relating to the index, instruments based on the index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the PLUS?

In determining the economic terms of the PLUS, including the leverage factor, we use an internal funding rate which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the PLUS would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the PLUS?

The price at which MS & Co. purchases the PLUS in the secondary market, absent changes in market conditions, including those related to the index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and

PS-3

other factors. However, because the costs associated with issuing, selling, structuring and hedging the PLUS are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the PLUS in the secondary market, absent changes in market conditions, including those related to the index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the PLUS, and, if it once chooses to make a market, may cease doing so at any time.

No guarantee of principal; no interest

Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. Instead, the PLUS will pay on the maturity date an amount of cash in Canadian dollars, which may be more or less than the principal amount of the PLUS. If the final index value is greater than the initial index value, the amount you receive at maturity will be equal to the principal amount plus the leveraged upside payment. If the final index value is equal to or less than the initial index value, we will pay to you an amount in cash at maturity per PLUS that is equal to or less than the CAD 1,000 principal amount by an amount proportionate to the decrease in the value of the index. Under these circumstances, the payment at maturity will be equal to or less than CAD 1,000 per PLUS, and as there is no minimum payment at maturity on the PLUS, you could lose your entire initial investment.

Investing in the PLUS is not equivalent to investing in the index or its component stocks.

Payment at maturity	At maturity, you will receive for each CAD 1,000 principal amount of PLUS that you hold an amount of cash in Canadian dollars based upon the value of the index, determined as follows:
• If the final index value is greater than the initial index value,
CAD 1,000 + leveraged upside payment,
where,
leveraged upside payment = CAD 1,000 x leverage factor x index percent increase

leverage factor	=	223% to 233%, to be determined on June , 2015, the day we price the PLUS for initial sale to the public, which we refer to as the pricing date
index percent increase	=	final index value – initial index value initial index value
initial index value	=	the index closing value on the pricing date
And
final index value	=	the index closing value on June , 2020, which we refer to as the valuation date
• If the final index value is equal to or less than the initial index value
CAD 1,000 × index performance factor

PS-4

where,
index performance factor	=	final index value
initial index value

Under these circumstances, the payment at maturity will be equal to or less than the stated principal amount of CAD 1,000 and could be zero. There is no minimum payment at maturity on the PLUS and you could lose your entire initial investment in the PLUS.
On PS-7, we have provided a graph titled “Hypothetical Payouts on the PLUS at Maturity,” which illustrates the performance of the PLUS at maturity over a range of hypothetical percentage changes in the index. The graph does not show every situation that may occur.
You can review the historical values of the index in the section of this pricing supplement called “Description of PLUS—Historical Information.” The payment of dividends on the component stocks that underlie the index is not reflected in the level of the index and, therefore, has no effect on the calculation of the payment at maturity.
MS & Co. will be the Calculation Agent	We have appointed our affiliate, MS & Co., to act as calculation agent for The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes. As calculation agent, MS & Co. has determined the initial index value and will determine the final index value, the index percent increase or the index performance factor, as applicable, and whether a market disruption event has occurred, and will calculate the payment to you at maturity, if any.
MSIP will be the agent; conflicts of interest	The agent for the offering of the PLUS, MSIP, is not a U.S. registered broker dealer and therefore, to the extent that it intends to effect any sales of the PLUS in the United States, it will do so through MS & Co. MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Description of PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” on PS-25.
You may revoke your offer to purchase the PLUS prior to our acceptance	We are using this pricing supplement to solicit from you an offer to purchase the PLUS. You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the PLUS prior to their issuance. In the event of any material changes to the terms of the PLUS, we will notify you.

PS-5

Where you can find more information on the PLUS	The PLUS are unsecured securities issued as part of our Series H medium-term note program. You can find a general description of our Series H medium-term note program in the accompanying prospectus supplement dated November 19, 2014 and prospectus dated November 19, 2014. We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”
Because this is a summary, it does not contain all of the information that may be important to you. For a detailed description of the terms of the PLUS, you should read the “Description of PLUS” section in this pricing supplement. You should also read about some of the risks involved in investing in PLUS in the section called “Risk Factors.” The tax and accounting treatment of investments in index-linked notes such as these may differ from that of investments in ordinary debt securities or common stock. See the section of this pricing supplement called “Description of PLUS —United States Federal Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the PLUS.
How to reach us	Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

PS-6

HYPOTHETICAL PAYOUTS ON THE PLUS AT MATURITY

For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the value of the index. The PLUS Zone illustrates the effect of the leverage factor. The graph is based on the following terms:

Principal amount per PLUS:	CAD 1,000
Hypothetical leverage factor:	228% (the actual leverage factor will be between 223% and 233% and will be determined on the pricing date).
Maximum payment at maturity:	None
Minimum payment at maturity:	None

How it works

▪	Upside Scenario. If the final index value is greater than the initial index value, investors will receive the CAD 1,000 stated principal amount plus 223% to 233% of the appreciation of the index over the term of the PLUS.

▪	Par Scenario. If the final index value is equal to the initial index value, investors will receive the stated principal amount of CAD 1,000 per PLUS.

▪	Downside Scenario. If the final index value is less than the initial index value, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the index from the initial index value. There is no minimum payment at maturity on the PLUS and, as a result, investors may lose their entire initial investment in the PLUS.

▪	For example, if the index depreciates 40%, investors would lose 40% of their principal and receive only CAD 600 per PLUS at maturity, or 60% of the stated principal amount.

PS-7

RISK FACTORS

The PLUS are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the PLUS do not pay interest or guarantee any return of principal at maturity. This section describes the most significant risks relating to the PLUS. For a further discussion of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the PLUS are suited to your particular circumstances before you decide to purchase them.

The PLUS do not pay interest or guarantee return of any principal	The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee the payment of any of the principal amount at maturity. If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the CAD 1,000 stated principal amount of each PLUS by an amount proportionate to the full decline in the value of the index over the term of the PLUS. There is no minimum payment at maturity on the PLUS, and, accordingly, you could lose your entire initial investment in the PLUS. See “Hypothetical Payouts on the PLUS at Maturity” on PS–7.
The market price of the PLUS will be influenced by many unpredictable factors

Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including:

•   the value of the index at any time;

• the volatility (frequency and magnitude of changes in value) of the index;
• interest and yield rates in the market;
• the dividend rate on the component stocks underlying the index;
• geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the component stocks underlying the index or stock markets generally and which may affect the final index value;
• the time remaining until the PLUS mature; and
• any actual or anticipated changes in our credit ratings or credit spreads.
Some or all of these factors will influence the price you will receive if you sell your PLUS prior to maturity. Generally, the longer the time remaining to maturity, the more the market price of the PLUS will be affected by the other factors described above. For example, you may have to sell your PLUS at a substantial discount from the principal amount per PLUS if at the time of sale the value of the index is at or below the initial index value.
You cannot predict the future performance of the index based on its historical performance. The final index value may decrease below the initial index value so that you will receive at maturity a payment that is less than the principal amount per PLUS by an amount proportionate to the decrease in the value of the index.
The PLUS are subject to the credit risk of Morgan Stanley, and its credit ratings and credit spreads may adversely affect the market value of the PLUS	You are dependent on Morgan Stanley’s ability to pay all amounts due on the PLUS at maturity, if any, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the PLUS, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the PLUS prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the
PS-8

market value of the PLUS.
The amount payable on the PLUS is not linked to the value of the index at any time other than the valuation date	The final index value will be based on the index closing value on the valuation date, subject to postponement for non-index business days and certain market disruption events. Even if the value of the index appreciates prior to the valuation date but then drops by the valuation date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the index prior to such drop. Although the actual value of the index on the stated maturity date or at other times during the term of the PLUS may be higher than the final index value, the payment at maturity will be based solely on the index closing value on the valuation date.
Investing in the PLUS is not equivalent to investing in the index	Investing in the PLUS is not equivalent to investing in the index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the index.
Adjustments to the index could adversely affect the value of the PLUS	The index publisher may add, delete or substitute the stocks constituting the index or make other methodological changes that could change the value of the index. The index publisher may discontinue or suspend calculation or publication of the index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates. If the calculation agent determines that there is no appropriate successor index, the payment at maturity on the PLUS will be an amount based on the closing prices at maturity of the securities composing the index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the index last in effect prior to discontinuance of the index.
The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the PLUS in the original issue price reduce the economic terms of the PLUS, cause the estimated value of the PLUS to be less than the original issue price and will adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the PLUS in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the PLUS in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the PLUS less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the PLUS are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the PLUS in the secondary market, absent changes in market conditions, including those related to the index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The estimated value of the PLUS is determined by reference to our pricing and valuation models,	These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the
PS-9

which may differ from those of other dealers and is not a maximum or minimum secondary market price	PLUS than those generated by others, including other dealers in the market, if they attempted to value the PLUS. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your PLUS in the secondary market (if any exists) at any time. The value of your PLUS at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The market price of the PLUS will be influenced by many unpredictable factors” above.
The PLUS will not be listed on any securities exchange and secondary trading may be limited	The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. may, but is not obligated to, make a market in the PLUS and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the PLUS, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Since other broker-dealers may not participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the PLUS, it is likely that there would be no secondary market for the PLUS. Accordingly, you should be willing to hold your PLUS to maturity
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the PLUS	As calculation agent, MS & Co. will determine the initial index value and the final index value and will calculate the amount of cash you receive at maturity, if any. Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a market disruption event or discontinuance of the index. These potentially subjective determinations may adversely affect the payout to you at maturity, if any. For further information regarding these types of determinations, see “Description of PLUS—Valuation Date,” “—Market Disruption Event,” “—Discontinuance of the Index; Alteration of Method of Calculation” and “—Calculation Agent and Calculations.” In addition, MS & Co. has determined the estimated value of the PLUS on the pricing date.
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the PLUS	One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the PLUS (and possibly to other instruments linked to the index or its component stocks), including trading in the stocks that constitute the index as well as in other instruments related to the index. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. MS & Co. and some of our other subsidiaries also trade the stocks that constitute the index and other financial instruments related to the index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial index value, and, therefore, could increase the value at or above which the index must close on the valuation date so that investors do not suffer a loss on their initial investment in the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the value of the index on the valuation date, and, accordingly, the amount of cash an investor will receive at
PS-10

maturity, if any.
The U.S. federal income tax consequences of an investment in the PLUS are uncertain

Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the PLUS supersede the discussions contained in the accompanying prospectus supplement.

Subject to the discussion under “United States Federal Taxation” in this pricing supplement, although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP (“our counsel”), under current law, and based on current market conditions, each PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the PLUS, the timing and character of income on the PLUS might differ significantly. For example, under one possible treatment, the IRS could seek to recharacterize the PLUS as debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the PLUS.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PS-11

DESCRIPTION OF PLUS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “PLUS” refers to each CAD 1,000 principal amount of the PLUS due June , 2020 Based on the Value of the S&P/TSX 60 Index. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	CAD

Original Issue Date (Settlement Date)	June , 2015 (T+5)

Maturity Date	June , 2020, subject to extension if the scheduled Valuation Date is postponed in accordance with the definition thereof. If the Valuation Date is postponed so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the second Business Day following the Valuation Date as postponed. See “––Valuation Date” below.

Issue Price	CAD 1,000 per PLUS

Stated Principal Amount	CAD 1,000 per PLUS

Index	The S&P/TSX 60 Index (the “Index”)

Denominations	CAD 1,000 and integral multiples thereof

CUSIP Number	61761JZX0

ISIN	US61761JZX08

Interest Rate	None

Specified Currency	Canadian dollars

Payment at Maturity	At maturity, upon delivery of this PLUS to the Trustee, we will pay with respect to each PLUS an amount of cash in Canadian dollars, as determined by the Calculation Agent, equal to:

•	if the Final Index Value is greater than the Initial Index Value, the Stated Principal Amount plus the Leveraged Upside Payment, or

•	if the Final Index Value is less than or equal to the Initial Index Value, Stated Principal Amount × Index Performance Factor

We will, or will cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to each PLUS, on or prior to 10:30 a.m., New York City time, on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the PLUS to the Trustee for delivery to DTC, as holder of the PLUS, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book Entry Note or Certificated Note” below, and see “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

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Leveraged Upside Payment	The product of (i) CAD 1,000, (ii) the Leverage Factor and (iii) the Index Percent Increase.

Leverage Factor	223% to 233%, to be determined on the Pricing Date.

Index Percent Increase	A fraction, the numerator of which is the Final Index Value minus the Initial Index Value and the denominator of which is the Initial Index Value.

Index Performance Factor	The Final Index Value divided by the Initial Index Value.

Initial Index Value	, which is the Index Closing Value on the Pricing Date.

Index Closing Value	The Index Closing Value on any Index Business Day will be determined by the Calculation Agent and will equal the closing value of the Index, or any Successor Index (as defined under “—Discontinuance of the Index; Alteration of Method of Calculation” below), published at the regular weekday close of trading on that Index Business Day by the Index Publisher. In certain circumstances, the Index Closing Value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

Final Index Value	The Index Closing Value on the Valuation Date, as determined by the Calculation Agent.

Valuation Date	June , 2020; provided that if there is a Market Disruption Event on the scheduled Valuation Date or if the scheduled Valuation Date is not an Index Business Day, the Valuation Date will be the immediately succeeding Index Business Day during which no Market Disruption Event shall have occurred; provided that the Index Closing Value for the Valuation Date shall not be determined on a date later than the fifth scheduled Index Business Day after the scheduled Valuation Date, and if such date is not an Index Business Day or if there is Market Disruption Event on such date, the Calculation Agent will determine the applicable Index Closing Value on such date in accordance with the formula for calculating the value of the Index last in effect prior to the commencement of the Market Disruption Event (or prior to the non-Index Business Day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such date of each security most recently constituting the Index.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Index Business Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to its regular final weekday closing price.
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Index Publisher	S&P Dow Jones Indices LLC, or any successor publisher of the Index.

Book Entry Note or Certificated Note	Book Entry. The PLUS will be issued in fully registered global form and deposited with, or on behalf of, Clearstream Banking, société anonyme, Luxembourg (“Clearstream”) or Euroclear Bank S.A./N.V., (“Euroclear”) and will be registered in the name of a common depository for Clearstream or Euroclear. The common depository will be the only registered holder of the PLUS. Your beneficial interest in the PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in Clearstream or Euroclear, as applicable. See “—Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.)

Agent	MSIP

Calculation Agent	MS & Co. and its successors

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per PLUS, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value, the Final Index Value, the Index Percent Increase or the Index Performance Factor, as applicable, the Payment at Maturity and whether a Market Disruption Event has occurred. See “—Alternate Exchange in Case of an Event of Default,” “—Discontinuance of the Index; Alteration of Method of Calculation” and “—Market Disruption Event” below. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event	Market Disruption Event means, with respect to the Index:

(i) the occurrence or existence of any of:

PS-14

(a) a suspension, absence or material limitation of trading of securities then constituting 20 percent or more of the value of the Index (or the Successor Index) on the Relevant Exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange; or

(b) a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for securities then constituting 20 percent or more of the value of the Index (or the Successor Index) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

(c) the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange-traded funds related to the Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the Calculation Agent in its sole discretion; and

(ii) a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the PLUS.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Index shall be based on a comparison of (x) the portion of the value of the Index attributable to that security relative to (y) the overall value of the Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on the Index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or

PS-15

exchange-traded funds related to the Index and (4) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary market on which futures, options contracts or exchange-traded funds related to the Index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for (i) any security then included in the Index, or any Successor Index, and (ii) any futures or options contracts related to the Index, or any Successor Index, or to any security then included in the Index, or any Successor Index.

Alternate Exchange Calculation
in Case of an Event of Default	If an Event of Default with respect to the PLUS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PLUS (the “Acceleration Amount”) will be an amount, determined by the Calculation Agent in its sole discretion, that is equal to the cost of having a Qualified Financial Institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the PLUS as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the PLUS. That cost will equal:

•	the lowest amount that a Qualified Financial Institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the PLUS in preparing any documentation necessary for this assumption or undertaking.

During the Default Quotation Period for the PLUS, which we describe below, the holders of the PLUS and/or we may request a Qualified Financial Institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the Default Quotation Period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the Qualified Financial Institution providing the quotation and notify the other party in writing of those grounds within two Business Days after the last day of the Default Quotation Period, in which case that quotation will be disregarded in determining the Acceleration Amount.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to Morgan Stanley, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the Acceleration Amount.

PS-16

If the maturity of the PLUS is accelerated because of an Event of Default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to the Depositary of the Acceleration Amount due with respect to the PLUS as promptly as possible and in no event later than two Business Days after the date of such acceleration.

Default Quotation Period

The Default Quotation Period is the period beginning on the day the Acceleration Amount first becomes due and ending on the third Business Day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five Business Days after the due date as described above.

If either of these two events occurs, the Default Quotation Period will continue until the third Business Day after the first Business Day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five Business Days after that first Business Day, however, the Default Quotation Period will continue as described in the prior sentence and this sentence.

In any event, if the Default Quotation Period and the subsequent two Business Day objection period have not ended before the Valuation Date, then the Acceleration Amount will equal the principal amount of the PLUS.

Qualified Financial Institutions

For the purpose of determining the Acceleration Amount at any time, a Qualified Financial Institution must be a financial institution organized under the laws of any jurisdiction in the United States or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-2 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•	P-2 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of the Index;
Alteration of Method of Calculation	If S&P Dow Jones Indices LLC (“S&P”) discontinues publication of the Index and S&P or another entity (including MS & Co.) publishes a successor or substitute index that MS & Co., as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the published value of such Successor Index at the regular weekday close of
PS-17

trading on any Index Business Day that the Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the PLUS, within three Trading Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the PLUS, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If S&P discontinues publication of the Index prior to, and such discontinuance is continuing on, the Valuation Date and MS & Co., as the Calculation Agent, determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Value for such date. The Index Closing Value will be computed by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such date of each security most recently constituting the Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the PLUS.

If at any time the method of calculating the Index or a Successor Index, or the value thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that such index does not, in the opinion of MS & Co., as the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Final Index Value with reference to the Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

The Index	We have derived all information contained in this pricing supplement regarding the Index from publicly available information. Such information reflects the policies of, and is
PS-18

subject to change by S&P. The Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P/TSX indices provide investable indices for the Canadian equity markets. The S&P/TSX 60 Index is a subset of the S&P/TSX Composite Index. The S&P/TSX Composite Index is the principal broad market measure for the Canadian equity markets. The S&P/TSX 60 Index has 60 constituents and represents Canadian large capitalization securities, with a view to matching the sector balance of the S&P/TSX Composite Index.

Composition and Maintenance

The S&P/TSX 60 Index is maintained by the S&P/TSX Canada Index Committee (the “S&P/TSX Index Committee”), which comprises a team of seven, including four members from Standard & Poor's and three from the Toronto Stock Exchange (“TSX”). The S&P/TSX Index Committee follows a set of published guidelines for maintaining the index, which are summarized below.

Criteria for S&P/TSX 60 Index Additions. Additions are made on an as-needed basis as determined by the S&P/TSX Index Committee based on the following criteria:

•	Eligibility. Generally, to be eligible for inclusion in the S&P/TSX 60 Index, a company must be a constituent of the S&P/TSX Composite Index.

•	Listing. Only stocks listed on the TSX are considered for inclusion in any of the S&P/TSX indices.

•	Domicile. Only securities which are Canadian incorporated, established in the case of income trusts, or formed in the case of limited partnerships, under Canadian federal, provincial, or territorial jurisdictions are eligible.

•	Market Capitalization. Larger companies, as measured by the float-adjusted market capitalization, are considered for the S&P/TSX 60 Index. A company's float-adjusted market capitalization is calculated by removing control blocks of 10% or more.

•	Liquidity. Only stocks that are actively and regularly traded are considered for inclusion in any S&P/TSX index. As a general guideline, only stocks with a float turnover exceeding 0.35 are considered for inclusion in the S&P/TSX 60 Index.

•	Sector Representation. The S&P/TSX Index Committee strives to maintain S&P/TSX 60 sector weights reflective of the Global Industry Classification Standard (“GICS”) sector weights in the S&P/TSX Composite.

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Criteria for S&P/TSX 60 Index Removals. Companies that substantially violate one or more of the requirements for continued inclusion, or companies involved in mergers, acquisitions, or significant restructuring such that they do not qualify for inclusion, may be considered for removal. The S&P/TSX Index Committee endeavors to minimize unnecessary turnover in index membership, and will determine each removal on a case-by-case basis. The most common cause of deletion is merger or acquisition of a company. Other common reasons for deletion include bankruptcy, restructuring or other corporate actions. The timing of removals is at the discretion of the S&P/TSX Index Committee.

Criteria for S&P/TSX Composite Index Additions. Additions to the S&P/TSX Composite index are generally made only as part of the quarterly rebalancing review that occurs each March, June, September and December. A security must meet the following eligibility requirements to be considered for inclusion:

•	Market Capitalization. To be eligible, a security must meet the following two criteria: (1) based on the volume weighted average price (“VWAP”) over the last three trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.05% of the index, after including the Quoted Market Value (“QMV”) of that security in the total float capitalization of the index. In the event that any component security has a weight of more than 10% at any month-end, the minimum weights for the purpose of inclusion will be capped at 25% of that security's relative weight in its particular industry sector; and (2) the security must have a minimum VWAP of 1 Canadian dollar over the past three months and over the last three trading days of the month-end prior to the quarterly review.

•	Liquidity. Liquidity will be measured by float turnover (total number of shares traded at Canadian trading venues in the previous 12 months divided by float-adjusted shares outstanding at the end of the period). Liquidity must be 0.50 for eligibility.

•	Domicile. Issuers of component securities must be incorporated, established, in the case of income trusts, or formed, in the case of limited partnerships, under Canadian federal, provincial, or territorial jurisdictions and listed on the TSX.

•	Ineligible Securities. Securities issued by mutual fund corporations, preferred shares, exchangeable shares, warrants, installment receipts and other securities deemed inappropriate by the S&P/TSX Index Committee, from time to time, are not eligible for inclusion in the index. Installment receipts are not eligible for inclusion in the index, but can be used in lieu of common share trading history. Securities that are “paper-clipped” combinations

PS-20

of equity and debt, and which can be separated by holders, will not be eligible. “Stapled” securities, in which a combination of securities trade as one and cannot be broken apart, will be eligible for inclusion. Income Deposit Securities, Enhanced Income Securities and Income participating Securities are paper-clipped and, therefore, are ineligible. To be eligible, securities must be listed on the TSX for at least six full calendar months as of the month-end prior to the applicable quarterly review. In evaluating companies graduating from the TSX Venture Exchange to the TSX, only trading that occurred after listing on the TSX will be included in the liquidity calculation.

•	Sufficient Liquidity. Stocks must have sufficient liquidity on the TSX to assure reliable price discovery through trading on the TSX. The S&P/TSX Index Committee may exclude securities if, in the opinion of the S&P/TSX Index Committee, liquidity is not sufficient.

•	Shares Outstanding. The shares counted for index calculation are issued and outstanding shares of a security (rounded to the nearest thousand). This count is float-adjusted to reflect only available shares, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

o	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

o	holdings by government entities, including all levels of government in the United States or foreign countries; and

o	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

•	Buffer Rules. The index will be reviewed quarterly, and component securities that, in the opinion of the S&P/TSX Index Committee, do not meet the following modified buffer rules with respect to market capitalization and liquidity will be removed: (1) based on the VWAP over the last three trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.025% of the index, after including the QMV of that security in the total float capitalization of the index. In the event that any component security has a weight of more than 10% at any month-end, the minimum weights for the purpose of inclusion will be capped at

PS-21

25% of that security's relative weight in its particular industry sector; (2) the security must have a minimum VWAP of 1 Canadian dollar over the past three months and over the last three trading days of the month-end prior to the quarterly review; and (3) liquidity, as measured by float turnover (total number of shares traded at Canadian trading venues in the previous 12 months divided by float-adjusted shares outstanding at the end of the period), must be 0.25.

•	Sector Classification. Stocks are classified by the GICS. S&P’s global indices endeavor to provide geographic and economic balance across the 10 GICS Sectors. These Sectors, consistent across all S&P Dow Jones indices, are Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities.

Calculation of the S&P/TSX 60 Index

On any given day, the value of the S&P/TSX 60 Index is the quotient of the total float-adjusted market capitalization of its constituent securities and its divisor. Continuity in S&P/TSX 60 Index values is maintained by adjusting the divisor for all changes in the constituents' share capital after the base date. This includes additional and deletions to the S&P/TSX 60 Index, rights issues, share buy-backs and issuances, and spin-offs. The divisor's time series is, in effect, a chronological summary of all changes in affecting the base capital of the S&P/TSX 60 Index. The divisor is adjusted such that the value of the S&P/TSX 60 Index at an instant just prior to a change in base capital equals the index value at an instant immediately following that change.

License Agreement between S&P and
Morgan Stanley	S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P/TSX 60 Index, which is owned and published by S&P, in connection with the PLUS.

The PLUS are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly or the ability of the S&P/TSX 60 Index to track general stock market performance. S&P’s only relationship to Morgan Stanley is the licensing of certain trademarks and trade names of S&P and of the S&P/TSX 60 Index, which is determined, composed and calculated by S&P without regard to Morgan Stanley or the PLUS. S&P has no obligation to take Morgan Stanley’s needs or the needs of the owners of the PLUS into consideration in determining, composing or calculating the S&P/TSX 60 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the PLUS to be issued or in the determination or

PS-22

calculation of the equation by which the PLUS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the PLUS.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P/TSX 60 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P/TSX 60 INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P/TSX 60 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical Information	The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, for each quarter in the period from January 1, 2010 through June 17, 2015. The Index Closing Value on June 17, 2015 was 857.49. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.

The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value on the Valuation Date. We cannot give you any assurance that the level of the Index will not decrease below the Initial Index Value, in which case you will lose money on your investment.

	High	Low	Period End
2010
First Quarter	710.08	648.53	706.81
Second Quarter	720.19	660.08	662.05
Third Quarter	716.14	650.08	715.07
Fourth Quarter	768.65	712.89	768.65
2011
First Quarter	819.25	757.61	809.16
Second Quarter	817.65	734.93	763.90
Third Quarter	769.28	653.30	667.08
Fourth Quarter	714.46	642.34	680.87
2012
First Quarter	725.21	693.72	706.96
Second Quarter	714.73	640.57	663.62
Third Quarter	716.07	652.98	702.87
Fourth Quarter	715.31	675.76	713.72
2013
First Quarter	740.67	715.37	731.34
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Second Quarter	732.77	681.09	695.52
Third Quarter	741.45	694.42	732.89
Fourth Quarter	783.75	728.43	783.75
2014
First Quarter	824.29	773.95	820.51
Second Quarter	866.04	813.29	866.04
Third Quarter	900.98	860.56	864.24
Fourth Quarter	878.69	801.44	854.85
2015
First Quarter	892.57	818.46	869.28
Second Quarter (through June 17, 2015)	900.90	857.49	857.49

Use of Proceeds and Hedging	The proceeds we receive from the sale of the PLUS will be used for general corporate purposes. We will receive, in aggregate, CAD 1,000 per PLUS issued, because, when we enter into hedging transactions in order to meet our obligations under the PLUS, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the PLUS borne by you and described beginning on PS-3 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the PLUS. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we expect to hedge our anticipated exposure in connection with the PLUS by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to take positions in the stocks constituting the Index, in futures and/or options contracts on the Index or its component stocks listed on major securities markets, or positions in any other available securities or instruments that they may wish to use in connection with such hedging. Such purchase activity could potentially increase the Initial Index Value, and, therefore, could increase the value at or above which the Index must close on the Valuation Date so that you do not suffer a loss on your initial investment in the PLUS. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the PLUS by purchasing and selling the stocks underlying the Index, futures and/or options contracts on the Index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Valuation Date. As a result, these entities may be unwinding or adjusting hedge positions during the term of the PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the final observation date approaches. We cannot give any assurance that our hedging activities will not affect the value of the Index, and, therefore, adversely affect the value of the PLUS or the payment you will receive at maturity, if any.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest	Under the terms and subject to the conditions contained in the Euro distribution agreement referred to in the prospectus supplement under “Plan of Distribution (Conflicts of Interest),”
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the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the aggregate principal amount of PLUS set forth on the cover of this pricing supplement. The Agent proposes initially to offer the PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may distribute the PLUS through MS & Co., and MS & Co. may pay a fee equal to all or substantially all of the commissions to CAIS Capital LLC with respect to each PLUS for which CAIS Capital LLC acts as introducing broker.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the PLUS. When MS & Co. prices this offering of PLUS, it will determine the economic terms of the PLUS, including the Leverage Factor, such that for each PLUS the estimated value on the Pricing Date will be no lower than the minimum level described in “Summary of Pricing Supplement” beginning on PS-3.

We expect to deliver the PLUS against payment therefor in New York, New York on June , 2015, which will be the fifth scheduled Business Day following the date of the pricing of the PLUS. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in five business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade PLUS on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the PLUS in the United States, it will do so through MS & Co. MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the PLUS or the level of the Index. Specifically, the Agent may sell more PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the PLUS for its own account. The Agent must close out any naked short position by purchasing the PLUS in the open market after the offering. A naked short position in the PLUS is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the PLUS in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, the PLUS in the open market to stabilize

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the price of the PLUS. Any of these activities may raise or maintain the market price of the PLUS above independent market prices or prevent or retard a decline in the market price of the PLUS. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction in connection with this offering of the PLUS. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement, index supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement, index supplement or prospectus or any other offering material relating to the PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement, index supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the PLUS. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the PLUS:

Brazil

The PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

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Chile

The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement, index supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Mexico

The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement, the accompanying prospectus supplement, the accompanying index supplement and the accompanying prospectus may not be publicly distributed in Mexico.

Benefit Plan Investor Considerations	Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in these PLUS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered “parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if these PLUS are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of these PLUS. Those class exemptions are PTCE 96-23 (for certain transactions determined

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by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any plan involved in the transaction and provided further that the plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving these PLUS.

Because we may be considered a party in interest with respect to many plans, unless otherwise specified in the applicable prospectus supplement, these PLUS may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Unless otherwise specified in the applicable prospectus supplement, any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of these PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding thereof that either (a) it is not a plan or a plan asset entity, is not purchasing such PLUS on behalf of or with “plan assets” of any plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding or disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these PLUS on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

The PLUS are contractual financial instruments. The financial exposure provided by the PLUS is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the PLUS. The PLUS have not been designed and will not be administered in a manner intended to reflect the

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individualized needs and objectives of any purchaser or holder of the PLUS.

Each purchaser or holder of any PLUS acknowledges and agrees that:

(i) the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the PLUS, (B) the purchaser or holder’s investment in the PLUS, or (C) the exercise of or failure to exercise any rights we have under or with respect to the PLUS;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the PLUS and (B) all hedging transactions in connection with our obligations under the PLUS;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v) neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of these PLUS has exclusive responsibility for ensuring that its purchase, holding and disposition of the PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any of these PLUS to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the PLUS if the account, plan or annuity is for the benefit of an employee of Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the PLUS by the account, plan or annuity.

Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have

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investment discretion are not permitted to purchase the PLUS, either directly or indirectly.

United States Federal Income Taxation	Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of the ownership and disposition of the PLUS. This discussion applies only to initial investors in the PLUS who:

• purchase the PLUS at their “issue price,” which will equal the first price at which a substantial amount of the PLUS is sold to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers); and

• hold the PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;

• insurance companies;

• certain dealers and traders in securities or commodities;

• investors holding the PLUS as part of a “straddle,” wash sale, conversion transaction, integrated transaction or constructive sale transaction;

• U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

• regulated investment companies;

• real estate investment trusts;

• tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively; or

• persons subject to the alternative minimum tax.

As the law applicable to the U.S. federal income taxation of instruments such as the PLUS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or non-U.S. tax laws is not discussed, nor are any consequences resulting from the Medicare tax on investment income.

In addition, we will not attempt to ascertain whether any issuer of any shares to which a PLUS relates (such shares hereinafter referred to as “Underlying Shares”) is treated as a “passive foreign investment company” (“PFIC”) within the meaning of

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Section 1297 of the Code. If any issuer of Underlying Shares were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. Holder upon the sale, exchange or settlement of a PLUS. You should refer to information filed with the Securities and Exchange Commission or other governmental authorities by the issuers of the Underlying Shares and consult your tax adviser regarding the possible consequences to you if any issuer is or becomes a PFIC.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. Persons considering the purchase of the PLUS should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS due to the lack of governing authority, in the opinion of our counsel, under current law, and based on current market conditions, each PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the PLUS or instruments that are similar to the PLUS for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or a court will agree with the tax treatment described herein. Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS (including possible alternative treatments of the PLUS). Unless otherwise stated, the following discussion is based on the treatment of each PLUS as an open transaction.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• a citizen or individual resident of the United States;

• a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the PLUS

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Assuming the characterization of the PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Settlement. A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to settlement, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the PLUS should equal the U.S. dollar value of the Canadian dollars paid for the PLUS.

Sale, Exchange or Settlement of the PLUS. Upon a sale, exchange or settlement of the PLUS, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement (which should equal the U.S. dollar value of the currency received, determined at the time of such sale, exchange or settlement) and the U.S. Holder’s tax basis in the PLUS sold, exchanged or settled. Any gain or loss recognized upon the sale, exchange or settlement of the PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time, and short-term capital gain or loss otherwise. The tax basis of any Canadian dollars received upon sale, exchange or settlement of the PLUS should equal the U.S. dollar value of the Canadian dollars at the time of such sale, exchange or settlement.

Section 988 of the Code

Because the PLUS are denominated in a currency other than the U.S. dollar, special rules under Section 988 of the Code and the Treasury regulations thereunder will apply. A U.S. Holder will generally recognize ordinary income or loss upon the sale or other disposition of any Canadian dollars received on the PLUS based on the difference between the U.S. dollar value of the Canadian dollars on the date of sale or other disposition of the Canadian dollars and the tax basis in the Canadian dollars.  In addition, a U.S. Holder who purchases the PLUS with previously owned Canadian dollars will recognize ordinary income or loss equal to the difference, if any, between the U.S. dollar value of the Canadian dollars on the date the PLUS are purchased and such U.S. Holder’s tax basis in the Canadian dollars. Investors should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS.

Possible Alternative Tax Treatments of an Investment in the PLUS

Due to the absence of authorities that directly address the proper tax treatment of the PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. The IRS could, for instance, seek to treat a PLUS as a debt instrument.

If a PLUS were treated as a debt instrument for U.S. federal income tax purposes, it would be subject to Treasury regulations

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governing foreign currency contingent payment debt instruments (the “Contingent Debt Regulations”). If the IRS were successful in asserting that the Contingent Debt Regulations apply to the PLUS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue into income original issue discount (“OID”) on the PLUS every year at a “comparable yield” determined at the time of their issuance. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the PLUS would generally be treated as ordinary income, and any loss realized would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.

Other alternative federal income tax treatments of the PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the PLUS. In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Accordingly, prospective investors should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of payments on the PLUS and the payment of proceeds from a sale, exchange or other disposition of the PLUS, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns may be filed with the IRS in connection with payments on the PLUS and the payment of proceeds from a sale, exchange or other

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disposition of the PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;

• a foreign corporation; or

• a foreign estate or trust.

The term “Non-U.S. Holder” does not include any of the following holders:

• a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or

• a holder for whom income or gain in respect of the PLUS is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS.

Tax Treatment upon Sale, Exchange or Settlement of the PLUS

In general. Assuming the treatment of the PLUS as set forth above is respected, and subject to the discussion below concerning backup withholding, a Non-U.S. Holder of the PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Subject to the discussion below regarding FATCA, if all or any portion of a PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the PLUS would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

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Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a PLUS (or a financial institution holding the PLUS on behalf of the beneficial owner) furnishes to the applicable withholding agent an IRS Form W-8BEN (or other appropriate form) on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Among the issues addressed in the notice is the degree, if any, to which any income with respect to these instruments should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the PLUS, possibly on a retroactive basis. Non-U.S. Holders should note that we currently do not intend to withhold on any payment made with respect to the PLUS to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above and to the discussion below regarding FATCA). However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the PLUS to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld. Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, the PLUS may be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the PLUS at maturity as well as in connection with the payment of proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above

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under “―Tax Treatment upon Sale, Exchange or Settlement of the PLUS ― Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Legislation

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” income. If the PLUS were recharacterized as debt instruments, this legislation would apply to any payment of amounts treated as interest and, for dispositions after December 31, 2016, to payments of gross proceeds of the disposition (including upon retirement) of the PLUS. If withholding applies to the PLUS, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the potential application of FATCA to the PLUS.

The discussion in the preceding paragraphs, insofar as it purports to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the PLUS.

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